Exhibit 21.1
Subsidiaries of the Registrant

State of
Incorporation or
Name	organization
Ambar Lone Star Fluid Services LLC	Texas
Patterson Petroleum LLC	Texas
Patterson-UTI Drilling Company LLC	Texas
Patterson-UTI Drilling Canada Limited	Nova Scotia
Universal Well Services, Inc.	Delaware
Patterson-UTI Drilling International, Inc.	Delaware
Patterson-UTI Management Services, LLC	Delaware